Francine J. Rosenberger
D   202.778.9187
F   202.778.9100
francine.rosenberger@klgates.com
[Mi

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

 June 1, 2009

Re:           Forum Funds
File Nos. 2-67052 and 811-3023
Post-Effective Amendment No. 250

Ladies and Gentleman:

Pursuant to the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Registrant”), is Post-Effective Amendment No. 250 to the currently effective Registration Statement on Form N-1A (the “Amendment”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The purposes of the Amendment are to: (1) reflect the change in the Austin Global Equity Fund’s investment adviser from Austin Investment Management, Inc. to Beck, Mack & Oliver, LLC and the corresponding change in the name of the Austin Global Equity Fund to the Beck, Mack & Oliver Global Equity Fund; (2) add Semaphore Management LLC as a sub-adviser to the Absolute Opportunities Fund; (3) reflect the change of control of GMB Capital Management, LLC, a sub-adviser to the Absolute Strategies Fund; and (4) make other non-material changes to the Funds’ prospectuses and Statements of Additional Information.

The Registrant has elected that this filing be automatically effective on July 31, 2009, pursuant to Rule 485(a)(1) under 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Attachments

cc:           Enrika Weniger
Megan Koehler
   Atlantic Fund Administration, LLC

DC-1332870 v3